Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

JOINT CEO DEVON EMPLOYEE TOWN HALL

Recorded on Thursday, October 1, 2020.

Hello everyone, this is Brenda Anthony from Corporate Communications. Welcome to the October 1st Employee Town Hall. We’ll get started in just a moment. A few quick reminders before we begin – all employee lines will be muted throughout the call, and the town hall is being recorded for those not able to participate and will be posted on Strata soon. To ensure that we stay on schedule, we won’t be taking live chat questions today. If you experience technical difficulty though, please do share that in the chat and we’ll respond as soon as possible. With that, I’ll turn it over to you Dave for opening comments.

Well thank you Brenda and obviously we’re very excited about the merger of equals we announced Monday with WPX Energy. We’re glad that we can have this town hall today so that we can talk about it a little bit more. But I’m especially excited because you get to meet Rick Muncrief. We are by the way properly socially distancing here so we’re really good friends, we really get along, so we’re not six feet away because we don’t like each other. We’re six feet away because we’re properly socially distancing here. You know Rick and I have gotten to know each other of the course of the past few years and have a lot of respect for each other and I think that really formed a foundation for us to really to start discussions about how we can create a company together that is better than either one of us could have easily achieved. And so out of that discussion and a lot of hard work from a lot of people on both sides we got to where we did with the announcement Monday morning. So I’m just really excited about that. Rick, I’m glad you’re getting a chance to talk to the Devon employees here. And I know they’d love to learn a little bit about you as well, so take it away.

Thanks Dave. It’s so great to be here and good morning to everyone across the company. It’s a real honor at this point in the transition to meet with everyone. A little about myself, I’m gonna go way back. So, sort of family first. I’ve been married to my high school sweetheart for just over 40 years. And we have two grown children. A daughter who’s with Exxon, she’s a down streamer in the Houston area and then our son is in Tulsa, he’s with Cimarex. They’re both married, have a couple of grandsons down in Houston so we’re real excited about our family. I’ll start there. So we’ve been in the business forty years and it’s been a fun ride. I grew up in this business. My Dad worked primarily with El Paso natural gas, spent a lot of time down actually in the Delaware basin area so it’s an area we know real well, in the Permian. My grand dad did for a while. So really I think about our children make four generations in this business so I’m really, really proud of that. And I think it’s a really great business. I think the future is really phenomenal for our business, unlike many of our skeptics. We’re very, very optimistic. So a little about career wise. I’m an alum of Oklahoma State University, started as a field drilling and completions engineer out in the deep Anadarko basin in 1980. Was there for three years during the boom in the early 80’s. That was a wild time. Transferred to Amarillo Texas, the regional office for one year. And during that time, the El Paso company, that I was working for, El Paso Exploration, we were purchased by Burlington Northern Railroad and they had a small subsidiary. So we merged a couple of companies together, and I got transferred actually to Billings, Montana as the first El Paso guy into the merger. So I was the tip of the spear. And I spent five years in Billings, Montana. We drilled and operated wells in about twelve different states out of that, and Canada, out of that regional office. Five years there, five years in Denver Colorado. Fourteen years out in the San Juan Basin out in Farmington. And then during those last two years of that Farmington run, is when Conoco Phillips bought Burlington Resources who our company actually had transitioned to. And at that time I actually took a couple of months off after spending two years with Conoco Phillips. Forty-nine years old, recharged, and we moved back to Oklahoma. And ultimately spent five years with Continental Resources running the operations there and six and a half years a go joined WPX as the CEO. And became Chairman a couple of years after that. It’s been an amazing run throughout my career and have met and worked with some of the greatest people who walk on this planet. Some really, really good people. Smart, capable, honest, hard-working folks. And so, just a pleasure to be in this business. I have to second what Dave said about the respect I have for him and the respect I have for the Devon name and really proud of what we’ve accomplished at WPX, and but I do want to second what he said. I think combined, we will be able to accomplish things that in a way neither company on a standalone basis could have done.

And Rick I think you mentioned once to me that you actually drilled wells in NEBU before Devon was Devon. That’s right. The first time I ever heard the Nichols name I was you know back in the day, Meridian oil and Burlington Resources had a non-operated interest in NEBU – Northeast Blanco unit and at that time, we drilled and completed the wells and turned it over to Devon for Blackwood and Nichols for the production. And then we had out there our large gathering system and ultimately Devon was a real large customer on that system. So, we go way back with the Devon name and always held it in very, very high regard.

So I think that’s great for our employees to understand. You know Devon in credibly well for many, many years. Right. Absolutely. So, well, I said we’re really excited about this and obviously, you can see with Rick with his 40 plus years of onshore experience how and 20 years in New Mexico actually I believe so you have a background and experience that is obviously just perfect fit for the combined company. So we’re excited about that. You know, the combined company, we’ve talked about it and I’m not going to go through all the details again, but just to hit just a few of the highlights of what gets both Rick and I really excited. First, we have created scale. But we’ve done it in a smart way. We’ve done it with this low premium transaction and so we’ve really preserved the value for the shareholders, but we’ve created scale. When you look at the size of the company in terms of barrels of oil per day that it produces, we’re going to be the fourth largest amongst the quote independents. It’s only going to be Oxy, Conoco Phillips and EOG that are bigger than us and I think we’ve moved respectively from the 12th and 13th largest to combined, we’ll be the fourth largest. It’s not all about just getting big to get big. But, it’s getting big, if you do it right the way we’ve done it, it really gives us additional flexibility that you don’t have as a smaller company. Frankly it also gives you relevance with the investors. There’s only so much money coming into our space and so it’s important to have that scale. I’d say also, that with the way this transaction is going to work out, it’s going to give us the ability to be successful in even more price environments than either one of us could have been successful in individually. We’re going to be lowering the breakeven for the company so we can be successful in a lower price environment, and if prices go up, we’re going to be generating a lot of cash. And this cash return model we are leading our industry with it fits really, really well with the asset base we have. And I think that’s another thing that really gets both of us excited. Wouldn’t you say Rick. Absolutely, no doubt about it. And obviously, the concept of one plus one equals three and that’s how were approaching it. We’re approaching from the Board level to the executive team as we continue on with the staffing of the organization. How can we created something that’s even better combined than something either one of us could have done individually. We’ve had a lot of talks about that haven’t we? Yeah we have. Spent a lot of time over the last few months. All of that is kind of the reason that, if you’ve read the write-ups this week, this transaction is really being hailed as a model for what the industry really needs to do. And we’re just excited that we’re a part of it, ourselves and WPX employees. And shareholders are going to be the ones, and we’re confident that were setting the pace. So, with that, let’s move into the Q&A. And I’m going to give a little bit of a caveat here about the Q&A that we got a lot of questions and some of the questions were more detailed than where we are right now. We just announced this transaction, we really need to do a lot of work on the integration before we can answer some of the more specific questions. So, I think for this first session frankly the main thing I want to do , I’m going to be quiet after this and let you hear Rick for a while cause I think that’s the most important thing for the Devon employees to hear is to hear more from Rick and so we’re going to keep it pretty high-level for this first session. We’ll have additional sessions as we work more on the integration and we’ll be able to answer some of the more detailed questions you have, but really where we are right now it’s probably too early to get into too much detail. So Brenda, questions.

Thank you Dave. I’m going to ask you one questions and then we’ll get to Rick. One of the things you’ve mentioned on your early video and on the analyst call is there hasn’t been a merger of equals like this in about 18 years. So what is it about this deal so unique and made it possible for these two companies to come together?

Well, you know it sounds redundant, but I think it’s kind of what we’ve been talking about is that we have really started off with the concept that we want to try to create something that is better combined than either company could do individually. You know so often when deals are done in this industry, the acquiring company that’s acquiring something else that’s probably 80 to 90 percent of the transaction and the other one’s much smaller and sometimes even less. So basically it’s easier, to be blunt to say we want your assets but we don’t want your people and go away. And when you have that kind of mix you can do that. When its 80 to 90 percent and very small percentage the other way, but this is where we’re much closer in size and when you have two companies that are much closer in size. Frankly, two companies that individually have been successful, you’ve seen the transformation that we’ve taken place and Rick can tell you about the journey from the WPX side. It’s very, very similar. Where we went from companies that were dominantly natural gas, larger companies, more of a transformation to oil, leaning of the companies, it’s really a very similar journeys. And now both companies are now well positioned and rightfully so, proud of what we’ve accomplished. So, it really took the mindset that. So that’s great, we’re glad we’ve come this far, each company individually and now we can take the next step. And the willingness to say I want to continue this journey and get even better together than jus an independent I think that’s. Rick, add on to that.

I agree. You know I do think that in this business you do need to be leaning forward all the time. You cannot be operating on your heels and be successful over the long haul, That’s what I like about this. This is a big move, a bold move. And I would hope that for the heritage Devon employees, this is an exciting move because I know that you’ve gone through as we did a few years ago asset sale, after asset sale, after asset sale and downsizing if you will so you’re really shrinking the company. So it puts you in a position where you can now grow and grow profitably and grow your operating margins, do all the things we need to do as a company. We both have been on those parallel paths and so we’ve done three transactions where we were actually buying and really those transactions I believe put us in a position then to take such a bold step and combine with Devon in a way that you really, really build something that is very formidable, so we’re really excited about that.

Dave earlier you said that the market really seems to be reacting very positively and certainly on the analyst call you got a lot of congratulations what feedback you’ve heard most often from folks since the announcement? Let Rick answer that.

You know I think I summed it up in one word it’s WOW. And that’s come from the investment banking, investors, that has come from a lot of our colleagues and I think other folks throughout the industry. And really the follow on this is exactly how things ought to be done, but we didn’t see this coming. And I cant drive this point home hard enough that is we were not Devon or WPX we were not sitting back on our heels. A lot of people in this day or time are hunckered down, they’re playing defense, they’re just trying, hoping they can survive. And I think because of the strength of Devon and the strength of WPX coming into this merger, we were able to go on the offensive, both sides were. And the chemistry between Dave and I were big things that matters a lot. And a matter of fact probably egos and issues like that probably prevent more of these things from probably happening. But I think Dave and I have enough trust in each other that its gonna work.

Yeah, I’ve actually read, you talk about being a model and I’ve read one commentator saying that’s it’s a playbook for the industry to do this kind of thing. So that’s fantastic. It is very exciting.

Rick, what makes you most excited, and what do you see as the biggest challenges in this kind of integration?

I think the thing that make me most excited is the view of what that end in mind is. And that is that combined entity that has got the strong cash flows, that’s got the strong balance sheet, that has great assets, great people, the execution, the track record we both have. You go to the slide deck when you start seeing the productivity of each company and what we have. So I think that’s the thing that make me most excited and that is once we get through the transaction, and it takes time, takes time to integrate, so that’s the thing that gets me the most excited. Now along those lines, Devon is going to continue to be a strong, powerful company. And this could be step one. We’ve communicated to the market that we don’t need to grow 10, 15, 20 percent through the drill bit necessarily. That’s not what investors want today. That doesn’t mean we wont figure out how to grow via some additional consolidation, via some bolt-on transactions those sorts of things. Just continue to fortify our position. I think that’s the thing that gets me most excited. As far as the challenges, just real bluntly, it’s going to be the integration. You know, we’re going to have to step back, take a deep breath and you know some people are going to be excited and other people are going to feel like they just got punched in the gut, and that’s just the reality. And so in my mind, we’ll work hard at the integration. Dave and I, and the senior leadership team, all the way down through the organization will work and I think if we just start with a foundation of trust, and we have good communication, and we think about we leave our titles and our legacy at the door and let’s sit here and try to come up with the best way to do things and the best finished product I think there’s, I have no doubt in my mind this is going to be one powerful, successful company.

That’s great, thank you Rick. You actually answered the next question in terms of what is the next step. Sorry about that. No, no, that’s great. The next step for the integration, one of the things a lot of folks have been asking is we’re not accustomed to this, it hasn’t been around a long time, so the next step for the transaction, we’ve got the people integrations you were just describing, in terms of the transaction itself, what’s the next step there. Is it going to the shareholders now?

Sure, so what we’ll have to do is the next steps will be both sides will be getting the proxy filed and that’s where probably in the next 3-4 weeks we’ll have what all of the facts and figures behind the transaction, the history of the transaction, it will actually document a lot of Dave and my conversations and meeting and that sort of thing so all that has to be public record. You put that out there so that each companies respective shareholders can review that and then we’ll have the shareholder votes, each company. So, we think that’s going to go very well. We think the way the market responded on day one when Devon’s up 11% and we’re up 16% that tells you a lot. A strong signal. And we will get into it that should go. So once the shareholders vote that basically gives you the final approval to move forward. And then we’ll have a certain amount of time where we’re getting the documents together, everything put together so we can get the transaction closed. There’s a lot of administrative work, work behind the scenes and right now we’re I think probably January, sometime after the first of the year. That’s our best guess. We’ll see if there are any twist or turns or complications, but that’s it right now.

So in the integration side, which I know a lot of people are interested in. We’re gonna start working that and it’s going to start off with Rick’s team as the CEO the direct reports to Rick their going to be working together, finalizing the organization structure at that level. We’re still at that point and then we’ll start working the rest of the organization. But unfortunately it’s gonna take a little bit of patience here to work through everything, so I can’t give you an exact timing. I don’t think any of us can with when we’ll be comfortable talking about everything to all the employees. But you can be assured that work will be ramping up between now and then. One thing we do ask is that everyone to keep in mind until we actually close the transaction, we have to function as independent companies. And so we can’t be sharing future business plans, combined business plans, things like that, now we can work on integration and how we might do the staffing, but we still have to function as independent companies. You know and we certainly, please don’t start calling the guys on the other side and start saying well let’s try to figure this all out by ourselves. Let the process work a little bit. We’ll move as quickly as we can.

And again that’s part of the next question. When you think about the teams, and what would be most important for you Rick for us to be thinking about and doing today through close for this to be successful?

Well, I think the first, I’m going to start with is the field operations that’s where we have people if they don’t do things right day in and day out, we’re most at risk. And that’s risk to yourself, risk to your co-workers, risk to the community, company reputation whatever that may be. That is first and foremost. I spent a lot of my time working in the field and so I want people to try to keep their heads clear to the best of their abilities, I know that it’s a challenge with something like this can always be a distraction. But let’s make sure we’re working safely, we’re driving safely. And there’s places, I’ll just illustrate down in the Delaware, even though activity is subsiding quite a bit, it’s still a place you’d better be paying attention when you drive, cause there’s a lot going on. So, please, please do that. That’s whether it’s Devon or the WPX personnel. That message is for everyone.

And then I think in the corporate office here in Oklahoma City or the corporate office in Tulsa, you know we just need to trust, we take a deep breath. It’s real easy to say things that are taken wrong. So I just think we need to be thoughtful about how we deliver a message and at the same time there will be some really tough issues that will come up and we’ll have challenges through that. I have all the confidence in the world that these two companies and teams can come together and create something really, really special. And it started early on. I can tell you we had a meeting with the two management teams, I have a real small office out here on the north end of Oklahoma City, we had a little secret get together and it was amazing just in the introductions when you went around the table of backgrounds and how many people are from, and the next thing you know people act like they knew each other. It sounded more like a picnic almost than it did two competitors coming together and trying to figure out how they can merge. So it was really a lot of fun. But also this will be a challenge, you are going to have job losses during something like that, you are going to have downsizing. You can’t sugarcoat that. We’re going to do the right thing and do it the right way. And that’s our job as employees of these two wonderful companies.

Good, thank you Rick. I know a lot of our employees here at Devon are very curious about you. Can you describe for us a little bit about your approach to leading…what’s most important to you as a leader?

You know, I think the most important thing about leading is transparency and honesty, and I think if you think about doing the right things and doing it the right way that goes a long ways. You know we feel really, and I’ve always been this way, do what you say you’re going to do you know, and I’ll give you an example. And I now her at Devon and Devon tower you’ve got that bullet down there in the floor that basically talks about integrity and that’s at the top of the list. And trust, integrity, honesty, that is so foundational. You can’t run a successful business and you can’t be a successful individual if you don’t have that. And so none of us are perfect, we’re all human, we get that. And organizations are the same way. You know one of the things we implemented when I wet to WPX was following the code of the West. And it’s basically ten elements and it talks about when oput in the West you don’t have 60-page contracts, you give a handshake, and that’s how you do your business. And a lot of those elements are just so foundational and so crystal clear on how we should conduct ourselves, how we ought to do business and those sorts of things. And its so true and it’s really helped us to really get centered on some things and then when you have relationships with others and people don’t want to honor that code, then it tells you something about them. And that’s just so foundational. But you know one of the things we’ve tried to keep these things pretty clear. Some people understand it like and A, B, C. And for us A was for accountability, you know, do what you say you’re going to do. B is a bias for action and let’s lean into it just like Devon and WPX has. And, then C is continuous improvement. And there’s another, that’s a big C and a little c is creativity. Cause a lot of times it takes some good creativity. Whether you’re a pumper, a lease operator or whether you’re an executive vice president and above and everyone in between there has an opportunity to play a role in that.

And this industry is phenomenal. The technology we deploy and how we do things. And if you don’t think Dave and I are on the same page here, that the company, and I’m a part of the team that drilled the first horizontal Bakken well in 1987 up in the Williston basin. And it was the second horizontal well drilled in the continental U.S. And the first was by Dave Hager and his team over at Oryx back in those days, right? And I think they spud their well two weeks before we did ours. But if you think about the technology that’s been deployed since that point in time and continues to be you know. We just need to make sure we don’t lock in to that the way we’re doing things today is the best way. The cemetery is full of those kind of ideas out there. What’s best in this point in time will not be best 6 months, 12 months, and 24 months and 60 months from now. And so, that’ll all play out. We just need good, strong, creative people. Focus on doing the right thing and I have no doubt that the assets we put together, the strength of the balance sheet, and all those sorts of things. So financially, you’ll read about other companies having really tough times, so we’ve been really proactive to prevent that.

You know if I could add something here. You know Rick and I have gotten to interact here in a lot of different situations here in the last few months. And some of them might be what you’d think would be very tense situations, and just a few weeks ago, we were negotiating some of the key terms of the transaction. But the first thing I’d say is that Rick is just a great listener too. He’s one who wants to observe and learn and try to take the best from both sides. And so as we are working through the negotiation, I think we did as much listening to each other as saying this is what we need, because we were trying to do a transaction here that would meet both of our needs. And I’m very confident that Rick’s going to take that attitude and we all need to take the attitude, because again we’re trying to create something better than either company was individually. So there may be some really important things that come from the Devon side that we want to implement that’s really helps preserve the company forward and there are also going to be really important things from the WPX side that we need to learn from that will be very important for the new company. That’s the thing I feel good about Rick. He listens really well and certainly has that attitude and we all need to have it and I’m confident we will. We’re trying to create something better, so it’s going to be a true merger of equals it’s going to take ideas from both sides. That’s what will make us successful.

That’s great. And thanks Rick, you really described, we heard about in the call and on some of the other material that the companies are similar in terms of being values-driven and while the words that you used are a little bit different, that core of integrity seems to the foundation of it all. And so when you think of other things that have led to success, Devon over the past few years in particular has spent a lot of time really focusing on creating multi-discipline integrated technical work and we and it’s led us to a few really high-quality results. When you think about WPX’s success in your recent journey, what do you think has led to the biggest success for you all there from an execution, operations or technical perspective?

Well let’s put it in a couple of buckets, one is on the operating side, one is on the commercial side. So for instance, so some of the things we’ve done around you mentioned technology. Some of the completions, that’s why I can’t wait to get some of these really sharp minds together.

And by the way Rick, I’ve already got a report that you know the $100M in capital synergies we said, I got a report yesterday that we’ve already found it on our side, so I think we need to up that number. That’s what’s going to happen when we get the teams together. I don’t doubt that.

But you know some of the technology you know, we did a project near our state line area where we used some fiber optic real-time completion data and we were actually changing pump rates, we were changing sand concentrations and the sand size. We could see actually what was going on down hole real-time. We did that about a year and a half ago and hat was so impactful because not only did it tell us about the rock and the well we were completing, but we’ve also been able to move that into other areas not only in the Permian, but we actually took it up the Bakken and used some of the same techniques. So that’s the thing, it’s just one of many examples. And I can’t wait for our guys to start sharing that and I know that we all have alliances that we participate in. You just have to utilize technology to be successful.

The second side, that is on the commercial side that’s where the creativity came in. And WPX was spun out of the Williams company. And Williams right now is a 25-billion-dollar market cap company and they’ve been involved in a lot of things and a lot of our folks started on the trading floor. So they were commodity traders, very creative. They’ve also seen , a lot of our commercial folks have seen a lot of structures play out. Things that worked, things that didn’t. And so they brought that knowledge in. So we did some midstream transactions that I thought were very creative. We actually took some short-term equity interest and then monetized those. Almost took the private equity model if you will. We took about $200 million-dollar investments over an 18-month period and monetized those for $600 million. So took that $400 million-dollar cash proceeds and turned right around and paid down debt. And that was just three commercial guys that came up with that. So you don’t have to be the next generation completions engineering guru to add value. So I want to just say that. And the same can be so impactful in field operations. When you think about the amount of barrels and the amount of gas we’re going to be moving. You don’t have to, if you save a dime a barrel, the amount of barrels we’re going to be moving, it’s just incredible. And the value creation from that, is just amazing. Irrespective of what your role is at the company, you’re going to be asked to create some value. That’s going to continue to separate us from being a winner or a loser. And I’ll also say from a cash margin perspective, we’ve come a long way. When I got there, they were in last place out of 60 or 70 companies. And we’ve moved that way up the food chain so to speak. So right now if you look at Devon and WPX cash margin, we’re pretty close. Now, with that being said, there’s still room to get better. And so that’s what I get excited about. I know Dave and I have talked about that, so this deal is step one.

That’s a great answer. Rick, one of the things you just talked about was the technology and the advancements in the technology. Everything from that first horizontal well back in the day all the way through to what you’re currently doing with fiber optics. I know one of the things we’re doing and implementing in our field operations is things like automation, and just finding ways measurement systems to kind of predict and avoid failures to keep our people safe, to keep the environment secure, but also to improve our base production and do exactly what you’re talking about. So when you think about the role of technology from a technical subsurface perspective, a drilling and completions perspective or to an ongoing optimizing of our base production. What do you see in terms of technology down the road for this industry?

Well, I think it’s been amazing over the last thirty years what I’ve seen in automation and how it’s gone from just real simple measuring just EFM and maybe having some shut-off controls, to where we are today. And then tying some of the that surface, that field data in with reservoir performance. It’s just incredible how far we’ve come. And we’re going to continue to do that. And I think pull in the data science that we have in our respective organizations are going to really help us in a lot of ways. And I’m glad you brought up base production, because that’s going to really separate the winners and the losers. Because in this day and time, a lot of folks have focused on drilling wells and getting completions and that sort of thing. But if you don’t watch it and take your eye of the ball of the base production, and that is so important. That space now is huge. If you do a better job on base production, then you need to spend less capital drilling and completing which is where you can grow easier. So there’s no lose if you do that. So for us, getting the field operations folks setting down. And you know what, I think it’s interesting, Devon is not in the Bakken, we’re not in the Eagle Ford, we’re not in the Mid-Continent, we’re not in the Powder, but we are there in the Delaware. And so I guess the message to the respective Delaware teams is I can’t wait to get everybody together and start working through that. And I was thinking about that, it doesn’t matter if you’re a Carlsbad Caveman, or Artesia Bulldog, or a Roswell High Coyote, or Roswell Goddard Rocket, or Lovington Wildcat, or a Hobbs Eagle, or a Eunice Cardinal, or a Kermit Yellowjacket, or (now you’re showing off) Wink Wildcat, or an old Jael Panther like me. We’re gonna figure it out, we’re gonna have a lot of fun. Because I want this company to be the single best oil producer and operating company in the Permian basin and really across the lower forty-eight. But a big part of it is going to be the Delaware. And that’s what really drives home the point. I know that’s big with me, Clay Gaspar, the COO really loves getting out with the field folks, he just loves that. And so love forward to meeting everybody. Technology is incredible and it really will separate the winners and the losers. And I didn’t mean to show off. No, I kid ya. That was impressive. Well, when you’ve lived there and played ball in every gym or football field nd been there, done that.

Who was the archrival? The Eunice Cardinals.

Great, So you kind of went there already, great segue when you look ahead to this time next year, October of 2021, all goes as planned, the integration is probably pretty far along, what do you hope to see us doing and achieving at this time next year?

Well, twelve months from now, I am hoping that we have a strategy and a go-forward plan that not only is well understood here in the company but has been well articulated to the public market and the public in general and they really know where we’re headed. And you know, that’s going to be very important for us. And I think the way you do that is you bring people together and you start saying you know now we’re on the same team and you start thinking about the impediments and all the challenges you may have, and there could be quite a few. And for instance, we’re hopeful we don’t have significant impacts on federal lands and developing. And we really applaud what the Devon team has done as far as getting out ahead of that as far as the permitting.

But the beauty of WPX is we don’t have a lot of exposure to federal lands and so that’s a win, win. And so I think we’ll have some clarity here in a few months on what that might look like. And I think that’s going to be very important for us to get that plan laid out and worked it hard. And that’s really our management team working in conjunction with our Board of Directors and our staffs. And then being able to illustrate to communicate that to the market. And I think we’ll continue to see we’ll continue to have opportunities to separate ourselves from the competition.

That’s fantastic. Thank you so much. So that’s it for the planned questions, so I just want to turn it over to both of you for closing comments anything you’d like to share with the employees going forward.

Well, by now, I think you can see why I have so much respect for Rick. And you can see what kind of guy he is and why we’re really excited about this transaction. This is in our view, something that is going to catapult both our companies to a much higher level and really excited to have Rick and the other member of the WPX leadership team that re coming as part of the transaction and the other employees that will be coming as part of the transaction and putting together from an asset standpoint, from an execution standpoint, from a cultural standpoint from every standpoint, something that’s just really, really special. And I’m very confident that we’re going to do that. So it’s a tough environment, we all know that. It hasn’t gotten a lot better here lately. But we have strengthened both companies with this transaction so that we can be successful in a lot of different environments, and boy when things get better, look out. Look out. This is going to be a real powerhouse company. So we’re really excited about it and look forward to continuing the dialogue.

Well, I just want to thank Dave and the team here and all of the employees throughout the rest of the organization. We are excited and it’s going to very much be a pleasure to lead the organization and certainly we talked about here in Oklahoma City we talked about the Tulsa impact and out in the Delaware. And I certainly want to make sure the people down in the Eagle Ford and people in field operations here in Oklahoma and then up in the Powder and in our Bakken, these are places that I’ve been before, there are great people there and I believe we’ve got some unbelievable opportunities in each one of those basins too. So stay tuned, people may be so focused on the Delaware, we might be surprised by what they can do. There are some exciting going on there too. But it’s been a real joy to be here with you today.

Great, thank you so much.

Great, thank you Brenda.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.